Boxabl, LLC
For the Years Ended December 31, 2019 and 2018
With Independent Accountant's Review Report

Boxabl, LLC

Financial Statements

For the Years Ended December 31, 2019 and 2018

Contents



Fiona Hamza, CPA
Email: fhamzacpa@outlook.com
Ph: 502 396 1855

Accounting Services

Independent Accountant's Review Report

The Board of Directors
Boxabl, LLC.

I have reviewed the accompanying balance sheets of Boxabl, LLC., (the Company) as of December 31, 2019 and 2018, and the related statements of income, changes in members' equity, and cash flows for the years then ended and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on my reviews, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Fiona Hamza, CPA

Fiona A Hamza

Plano, Texas
April 20, 2020

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Boxabl, LLC

Balance Sheets

	December 31,		
	2019		**2018**
Assets			
Current assets:			
Cash and cash equivalents	**$ 115,980**	$	120,095
Accounts receivable, trade	**30,000**		20,000
Prepaid rent	**500**		-
Total current assets	**146,480**		140,095
Fixed Assets *(note 1)*			
Machinery and Equipment	**83,336**		27,165
Accumulated Depreciation	**(13,447)**		(5,206)
Net fixed assets	**69,889**		21,959
Other assets			
Security deposit	**1,000**		-
Total assets	**$ 217,369**	$	162,054
Liabilities and Members' Equity			
Current liabilities:			
Trade payable	**115,636**		-
Total current liabilities	**115,636**		-
Long-term obligations	**-**		-
Total liabilities	**115,636**		-
Members' equity	**101,733**		162,054
Total members' equity	**101,733**		162,054
Total liabilities and members' equity	**$ 217,369**	$	162,054

See Independent Accountant's Review Report.

Boxabl, LLC

Statements of Operations

	Year Ended December 31,	
	2019	**2018**
Revenue	**$ 110,000**	$ 40,000
Expenses:		
Auto expenses	**3,153**	-
Bank charges	**772**	343
Computer expenses	**919**	1,816
Contractors	**3,713**	-
Depreciation	**8,241**	5,206
Payroll expenses	**66,889**	-
Legal and professional expenses	**5,310**	-
Marketing (Advertising)	**4,221**	11,550
Office expenses	**8,912**	-
Rent	**29,821**	-
Research and development (prototype)	**541,798**	115,111
Shop supplies	**15,109**	-
Taxes and licenses	**3,199**	1,170-
Travels and meals	**56,842**	1,428
Telephone and Internet	**1,932**	-
Trade shows	**29,713**	-
Utilities	**1,921**	1,779
Web services	**1,206**	-
Total operating expenses	**783,671**	138,403
Operating Loss	**(673,671)**	(98,403)
Net loss	**$ (673,671)**	$ (98,403)

See Independent Accountant's Review Report.

Boxabl, LLC

Statements of Changes in Members' Equity

	Total Members' Equity
Balance at December 31, 2017	$ -
Plus: members' contributions	260,457
Less: Net Loss	(98,403)
Balance at December 31, 2018	$ 162,054
Plus: members' contributions	613,350
Less: Net Loss	(673,671)
Balance at December 31, 2019	$ 101,733

Boxabl, LLC

Statements of Cash Flows

| | Year Ended December 31, | |
	2019	2018
Operating activities		
Net income	$ **(673,671)**	$ (98,403)
Add: Amortization and depreciation	**8,241**	5,206
Increase in accounts receivable	**(10,000)**	(20,000)
Increase in prepaid rent	**(500)**	-
Increase in security deposit	**(1,000)**	-
Increase in trade payable	**115,636**	-
Net cash used by operating activities	**(561,294)**	(113,197)
Investing activities		
Property and equipment	**(56,171)**	(27,165)
Net cash used in investing activities	**(56,171)**	(27,165)
Financing activities		
Proceeds from capital contributions	**613,350**	260,457
Net cash provided by financing activities	**613,350**	260,457
Net (decrease) increase in cash and cash equivalents	**(4,115)**	120,095
Cash and cash equivalents at beginning of year	**120,095**	-
Cash and cash equivalents at end of year	$ **115,980**	$ 120,095

Supplemental disclosures of cash flow information:

Cash paid for interest	-	-
Cash paid for income taxes	-	-

See Independent Accountant's Review Report.

Boxabl, LLC
Notes to Financial Statements
December 31, 2019

1. Business and Summary of Significant Accounting Policies

Description of Business and Basis of Presentation

Boxabl, LLC, (the Company) is a development stage LLC that was formed in December 2017. The financial statements of Boxabl,LLC., (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Las Vegas, Nevada.

Boxabl is in the process of building a new type of modular boxes with the help of modern manufacturing processes. Their product will result in a superior, higher quality residential and commercial buildings in half the time and half the cost, by resolving the problems of labor shortages and using approximately, 80% less building material. To be able to serve large geographic areas from one Boxabl factory they have created a patented shipping technology. This innovation allows them to serve the entire USA and even international markets.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, government policies. These adverse conditions could affect the Company's financial condition and the results of its operations.

Use of estimates:

The preparation of financial statements is in conformity with the accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Property and Equipment, Net

Property and equipment are recorded at cost. Depreciation is computed using a straight-line mid-month convention method over the estimated useful lives of the assets, which for furniture and fixtures, auto and most computer equipment ranges primarily from five to seven years.

Repairs and maintenance performed on equipment or software are expensed as incurred.

See Independent Accountant's Review Report.

Cash and Cash Equivalents

Cash equivalents consist primarily of short-term investments in overnight money market funds.

Accounting Method

The Company's financial statements are prepared using the accrual method of accounting. In accordance with this method of accounting, revenue is recognized in the period in which it is earned and expenses are recognized in the period in which they are incurred. All revenue and expenses that are applicable to future periods are presented as deferred income or prepaid expenses on the accompanying balance sheets

Research and Development

All research and development costs- design, material, consultants related to proto-type development are expensed.

Income Taxes

Boxable being an LLC does not pay income taxes on its taxable income. Instead, the members are liable for individual federal and state income taxes on Company's taxable income.

2. Commitments and Contingencies

As of the date of issuance of financials, April 20, 2020, the company has no commitments or contingencies.

3. Subsequent Event

Management has evaluated subsequent events through April 20, 2020, the date on which the financial statements were available to be issued. There have been no other events or transactions during this time which would have a material effect on these financial statements.

See Independent Accountant's Review Report.